

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 21, 2009**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

0-13295
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
Item 7.01. Regulation FD Disclosure.

On April 21, 2009, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended March 31, 2009 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01. Financial Statements and Exhibits.

c)   Exhibits:
      99.1   1st Quarter 2009 Results Press Release dated April 21, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: April 21, 2009   By: */s/ Michael G. Sposato*
                                 Michael G. Sposato
                                 Secretary

Exhibit 99.1

April 21, 2009

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100
Mobile (309) 360-7311
Dugan_Jim@cat.com

FOR IMMEDIATE RELEASE

Cat Financial Announces First Quarter 2009 Results

NASHVILLE, TN - Cat Financial reported first-quarter revenues of $681 million, a decrease of $105 million, or 13 percent, compared with the first quarter of 2008. First-quarter profit after tax was $51 million, a $73 million, or 59 percent, decrease over the first quarter of 2008.

Of the decrease in revenues, $93 million resulted from a decrease due to the impact of lower interest rates on new and existing finance receivables, $22 million resulted from a write-down on retained interests related to the securitized asset portfolio and $14 million resulted from an unfavorable impact on returned or repossessed equipment. This decrease was partially offset by a $26 million increase from the impact of continued growth of earning assets (finance receivables and operating leases at constant interest rates).

Profit before income taxes was $71 million in the first quarter compared with $188 million in the first quarter of 2008. The decrease was principally due to a $67 million impact from decreased net yield on average earning assets, a $38 million impact from net currency exchange gains and losses, a $22 million write-down on retained interests related to the securitized asset portfolio due to worse than expected losses, a $14 million impact from returned or repossessed equipment and a $10 million impact from employee separation charges. These decreases in profit before income taxes were partially offset by a $24 million favorable impact from mark-to-market adjustments on interest rate derivative contracts and a $10 million favorable impact from higher average earning assets.

Provision for income taxes decreased $43 million, or 73 percent, compared with the first quarter of 2008. The decrease was primarily attributable to lower pre-tax results.

New retail financing was $1.6 billion, a decrease of $1.9 billion, or 55 percent from the first quarter of 2008. The decrease was primarily related to our North America, Europe and Asia operating segments.

At the end of the first quarter 2009, past dues were 5.44 percent compared with 3.88 percent at the end of 2008 and 2.81 percent at the end of first quarter 2008. Past dues increased during the first quarter in all geographic areas, with the largest increases in Europe and Latin America. Write-offs, net of recoveries, for the three months ended March 31, 2009, were $47 million (0.74 percent of average retail portfolio on an annualized basis) compared to $20 million (0.33 percent of average retail portfolio on an annualized basis) for the three months ended March 31, 2008. This increase was primarily driven by adverse economic conditions in North America. The rate of write-offs in the first quarter 2009 as a percentage of average retail portfolio of 0.74 percent is slightly higher in comparison to the most recent period of economic weakness in 2001 and 2002, which was 0.65 percent and 0.69 percent of average retail portfolio, respectively.

Cat Financial's allowance for credit losses totaled $382 million as of March 31, 2009 compared to $374 million as of March 31, 2008, which is 1.50 percent of net finance receivables as of March 31, 2009, compared with 1.41 percent as of March 31, 2008. The increase in allowance for credit losses resulted from a $23 million increase in the allowance rate partially offset by a $15 million decrease due to a reduction in the overall net finance receivable portfolio.

"While the global recession presented numerous challenges, our continued access to liquidity, along with our conservative underwriting standards, portfolio management practices and cost-control efforts have positioned Cat Financial to successfully manage through the downturn," said Kent Adams, Cat Financial president and vice president of Caterpillar Inc.

"Throughout the quarter, Cat Financial maintained access to liquidity through our broad and diverse funding program. Significantly, during the first quarter, we were able to issue a record $3.5 billion of term debt, which will meet our required funding needs for the year. However, we may issue additional term debt to further bolster our liquidity position.

"While past dues increased, particularly in Europe and Latin America, losses were managed within expectations. In addition, we've implemented several actions aimed at reducing costs including employment reductions and other general, operating and administrative expenses.

"As the global economic difficulties of 2008 extend into 2009, Cat Financial continues to be a reliable source of financing for Caterpillar customers and dealers," Adams added.

Cat Financial expects recessionary conditions to persist in most of the world throughout 2009, with no growth in the world economy. For 2009, Cat Financial expects its profit before tax to decline by about 45 percent compared with 2008, primarily due to higher liquidity costs and higher borrowing rates, resulting in tighter spreads between the cost of borrowing and Cat Financial's lending rates. Cat Financial also continues to expect higher past dues and write-offs in 2009 compared with 2008. While Cat Financial is very optimistic about long-term growth, the timing and speed of recovery are highly uncertain.

For over 25 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Caterpillar machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee.

STATISTICAL HIGHLIGHTS:

FIRST QUARTER 2009 VS. FIRST QUARTER 2008
(ENDING MARCH 31)
(Millions of dollars)

	2009	2008	CHANGE
Revenues*	$ 681	$ 786	(13%)
Profit Before Income Taxes*	$ 71	$ 188	(62%)
Profit After Tax	$ 51	$ 124	(59%)
New Retail Financing	$ 1,579	$ 3,474	(55%)
Total Assets	$32,459	$30,733	6%

*Certain amounts for first quarter 2008 have been reclassified to conform to the current presentation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. In this context, words such as "believes," "expects," "estimates," "anticipates," "will," "should" and similar words or phrases often identify forward-looking statements made on behalf of Cat Financial. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, laws and regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of the Company's products and services, the creditworthiness of customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. Those risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2008, and similar sections in our quarterly reports on Form 10-Q that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. We do not undertake to update our forward-looking statements.